File No. 70-10239

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
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             Amendment No. 1 to Application/Declaration on Form U-1
                                    Under the
                   Public Utility Holding Company Act of 1935
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                                   Enron Corp.
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
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                                   Enron Corp.
                    (Name of top registered holding company)
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                                   Enron Corp.
                           Attn.: Corporate Secretary
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                   (Names and addresses of agents for service)


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             The Commission is also requested to send copies of any
                communication in connection with this matter to:

         Robert H. Walls, Jr.                   William S. Lamb
           General Counsel              LeBoeuf, Lamb, Greene & MacRae,
           David M. Koogler                          L.L.P.
      Assistant General Counsel               125 West 55th Street
             Enron Corp.                    New York, NY 10019-5389
         Four Houston Center               Telephone: (212) 424-8170
        1221 Lamar, Suite 1600             Facsimile: (212) 424-8500
        Houston, TX 77010-1221
      Telephone: (713) 853-6161                Sonia C. Mendonca
      Facsimile: (713) 646-3092         LeBoeuf, Lamb, Greene & MacRae,
       Facsimile (713) 646-6227                      L.L.P.
                                           1875 Connecticut Avenue NW
                                              Washington, DC 20009
                                           Telephone: (202) 986-8195
                                           Facsimile: (202) 956-3321


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                                TABLE OF CONTENTS


Item 1. Description of the Proposed Transactions...............................4

        A. Introduction and General Request....................................4

        B. Portland General Electric Company...................................5

               1. Introduction.................................................5

               2. Sale of Portland General to Oregon Electric..................6

        C. Analysis of the Portland General Divestiture under the Act.........11

        D. Registered Status of Enron.........................................13

Item 2. Fees, Commissions and Expenses........................................14

Item 3. Applicable statutory provisions and legal analysis....................14

Item 4. Regulatory approvals..................................................15

Item 5. Procedure.............................................................15

Item 6. Exhibits and Financial Statements.....................................15

Item 7. Information as to Environmental Effects...............................17


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                   Amendment No. 1 to Application/Declaration

                              on Form U-1 UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          This pre-effective Amendment No. 1 revises and replaces in its entirety the Form U-1 Application-Declaration originally filed in this proceeding in File No. 70-10239 on July 29, 2004 ("Application") and includes additional exhibits to the Application.

Item 1.   Description of the Proposed Transactions

          A.   Introduction and General Request

          Enron Corp. ("Enron"), an Oregon corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("Act"), files this Application/Declaration ("Application") under Sections 12(d) and 5(d) of the Act in connection with the sale of Enron's electric public utility subsidiary, Portland General Electric Company ("Portland General") to Oregon Electric Utility Company, LLC ("Oregon Electric"), and for Enron to deregister under the Act after the completion of such transaction.

          Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). One hundred eighty (180) Enron-related entities filed voluntary petitions. Enron and its subsidiaries that filed voluntary petitions are referred to as the "Debtors" below. Portland General, Enron's sole public utility subsidiary company, did not file a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron-affiliated companies that are operating companies have not filed bankruptcy petitions and continue to operate their businesses.

          On March 9, 2004, Enron registered as a holding company under the Act. On that date the Securities and Exchange Commission ("Commission") issued two orders. The first order authorized Enron and certain subsidiaries to engage in financing transactions, non-utility corporate reorganizations, the declaration and payment of dividends, affiliate sales of goods and services, and other transactions needed to allow the applicants to continue their businesses as debtors in possession in bankruptcy and non-debtors.\1 The second order, referred to as the "Plan Order" authorized the Debtors' Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated January 9, 2004 ("Fifth Amended Plan") under Section 11(f) of the Act. The Plan Order also constituted a report on the Fifth Amended Plan under Section 11(g) of the Act and authorized the Debtors to continue the solicitation of votes of the Debtors' creditors\2 for acceptances or rejections of the Fifth Amended Plan.\3

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1 Enron Corp., et al., Holding Co. Act Release No. 27809 (March 9, 2004)
("Omnibus Order").

2 Creditors are defined as any person or entity holding a claim against the Debtors' estates or, pursuant to section 102(2) of the Bankruptcy Code, against property of the Debtors that arose or is deemed to have arisen on or prior to the Petition Date, including, without limitation, a claim against any of the Debtors or Debtors in Possession of a kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code.

3 Enron Corp., Holding Co. Act Release No. 27810 (March 9, 2004) ("Plan Order").


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By order, dated July 15, 2004, the Bankruptcy Court confirmed the Supplemental
Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004 (the "Plan").\4 The Effective Date of the Plan occurred on November 17, 2004.

          As explained in the Plan Order, the Plan does not provide for Enron to survive in the long term as an ongoing entity with any material operating businesses. Enron's role as a Reorganized Debtor\5 is to hold and sell assets and to manage the litigation of the estates pending the final conclusion of the Chapter 11 Cases.\6

          In furtherance of the Plan, Enron has entered into an agreement to sell the Existing PGE Common Stock\7 to Oregon Electric. Upon completion of the sale of the Existing PGE Common Stock, Enron will cease to be a holding company within the meaning of the Act.

          Accordingly, this Application seeks: (i) authorization for the sale of Portland General, as described herein, and (ii) an order under Section 5(d) of the Act declaring that, effective immediately upon the consummation of the sale of Portland General to Oregon Electric as described in this Application, Enron would no longer be a registered holding company under the Act.

          B.   Portland General Electric Company

               1.   Introduction

          Portland General, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. Portland General also sells electricity and natural gas in the wholesale market to utilities and power marketers located throughout the western United States. Portland General's service area is located entirely within Oregon and covers approximately 4,000 square miles. It includes 51 incorporated cities, of which Portland and Salem are the largest. Portland General estimates that, at the end of 2003, its service area population was approximately 1.5 million, comprising about 43% of the state's population. As of December 31, 2003, Portland General served approximately 754,000 retail customers. Portland General has approximately 26,085 miles of electric transmission and distribution lines and owns 1,957 MW of generating capacity. Portland General also has long-term power purchase contracts for 510 MW from four hydroelectric projects on the mid-Columbia River and power purchase contracts of one to twenty-six years for another 740 MW from Bonneville Power Administration, other Pacific Northwest utilities, and certain Native American tribes. As of December 31, 2003, Portland General's total firm resource capacity, including short-term purchase agreements, was approximately 3,883 MW (net of short-term sales agreements of 3,910 MW). Portland General's peak load in 2003 was 3,351 MW.

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4 The Plan and the Fifth Amended Plan do not differ in any material economic manner. Modifications to the Plan are available at www.elaw4enron.com.

5 Reorganized Debtors mean the Debtors, other than the Portland Debtors, from and after the Effective Date of the Plan. Portland Debtors means Portland General Holdings, Inc. and Portland Transition Company, Inc.

6 The cases commenced under chapter 11 of the Bankruptcy Code by the Debtors on or after the Initial Petition Date styled In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jointly Administered, currently pending before the Bankruptcy Court.

7 Existing PGE Common Stock means the issued and outstanding shares of PGE common stock having a par value of $3.75 per share, held by Enron as of the date of the Plan.


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          On July 2, 1997, Portland General Corporation, the former parent of
Portland General, merged with Enron, with Enron continuing in existence as the surviving corporation, and Portland General becoming a wholly owned subsidiary of Enron. Portland General was not a Debtor in the Chapter 11 Cases. As of December 31, 2003, Portland General had 2,687 employees. Portland General is a reporting company under the Securities Exchange Act of 1934 and it files annual, quarterly and periodic reports with the Commission. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets.

          As of and for the year ended December 31, 2003, Portland General and its subsidiaries on a consolidated basis had operating revenues of $1,752 million, net income of $58 million, retained earnings of $545 million, and assets of $3,372 million.

               2.   Sale of Portland General to Oregon Electric

                    a.   Generally

          Enron entered into an agreement, dated November 18, 2003 (the "Purchase Agreement") to sell the Existing PGE Common Stock to Oregon Electric, a newly-formed entity financially backed by investment funds managed by the Texas Pacific Group, a private equity investment firm.\8 The closing of the sale is anticipated to occur in the first quarter of 2005 after the receipt of certain regulatory authorizations. As explained more fully below, on December 4, 2003, the Bankruptcy Court issued a bidding procedures order (the "Bidding Procedures Order") specifying January 28, 2004 as the last date on which competing prospective buyers may submit bids to acquire Portland General.\9 Under the Purchase Agreement, Enron was permitted to accept a bid that represents a "higher or better" offer for Portland General. No qualifying bid was received prior to the January 28, 2004 deadline. By order, dated February 5, 2004 (the "Sale Order"), the Bankruptcy Court approved the Purchase Agreement and authorized the sale of the Existing PGE Common Stock to Oregon Electric.\10

          Under the Purchase Agreement, Enron would sell all of the issued and outstanding common stock, par value $3.75 per share, of Portland General to Oregon Electric. The purchase price for the Existing PGE Common Stock is a cash amount equal to (a) $1,250,000,000, subject

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8 Enron Corp. Press Release dated November 18, 2003. See also Stock Purchase
Agreement Between Oregon Electric Utility Company, LLC and Enron Corp. dated November 18, 2003 ("Purchase Agreement"), Exhibit B-2.

9 Order Pursuant to Sections 105(a) and 363 of the Bankruptcy Code and Federal Rules of Bankruptcy Procedure 2002, 6004 and 9013 (A) Establishing Procedures for the Solicitation and Consideration of Proposals to Purchase the Shares of Portland General Electric Company, (B) Approving Payment of a Break-up Fee and Certain Other Expenses, (C) Scheduling a Hearing on the Sale of the Shares, and
(D) Approving the Form and Scope of Notices of Bidding Procedures and Sale Hearing, Docket No. 14665, In re Enron Corp., et al., Chapter 11 Case No. 01-10634-(AJG), December 4, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

10 Order Pursuant to Sections 105 and 363 of the Bankruptcy Code and Bankruptcy Rule of Bankruptcy Procedure 6004 (A) Authorizing and Approving the Terms and Conditions of Agreement for the Sale of the Stock of Portland General Electric Company and (B) Authorizing the Consummation of the Transactions Contemplated Therein, dated February 5, 2004 Docket No. 16019, In re Enron Corp., et al., Chapter 11 Case No. 01-10634-(AJG), (U.S. Bankruptcy Court, S.D.N.Y.).


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to a purchase price adjustment based on the difference between Portland
General's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (Portland General's shareholders' equity and retained earnings at December 31, 2002), plus (b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for certain pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of Enron under the Purchase Agreement.

          Under the Purchase Agreement, after closing, Enron will indemnify Oregon Electric and Portland General, subject to limitations described below, for:

     o breaches by Enron of representations, warranties and pre-closing covenants;

     o    breaches by Enron of post-closing covenants;

     o    certain specified Portland General and Enron related liabilities; and

     o certain tax and employee benefits liabilities related to Enron's ownership of Portland General.

Oregon Electric and Portland General are not entitled to any indemnification for breaches of representations, warranties and pre-closing covenants until they incur losses arising from such breaches in excess of $12.5 million. Once Oregon Electric and/or Portland General incur covered losses in excess of such amount, they are entitled to indemnification for the initial $12.5 million of losses and, subject to the other limits described below, for subsequent covered losses. The indemnification for breaches of representations, warranties, pre-closing covenants and the specified Portland General and Enron related liabilities is limited to the amount placed in escrow at the closing of the transaction. The indemnification for the tax and employee benefits liabilities related to Enron's ownership of Portland General and its subsidiaries is subject to a cap equal to the amount of the purchase price.

          Indemnification claims for breaches of Enron's representations and warranties must be asserted, in the case of most of such representations and warranties, within 15 months following the closing of the transactions. Indemnification claims for breaches of Enron representations and warranties relating to title to the Existing PGE Common Stock, employee benefits and taxes may be asserted up to three years after the closing of the transaction. All outstanding indemnification claims related to breaches of representations, warranties, pre-and post-closing covenants by Enron or specified Portland General and Enron related liabilities will be "frozen" on the third anniversary of the closing and submitted to the Bankruptcy Court for resolution. Following such third anniversary, a proceeding will be held in the Bankruptcy Court to determine the amount necessary to satisfy Enron's indemnification obligations in respect of such outstanding indemnification claims. The amount determined to be payable to Oregon Electric with respect to such matters, if any, will be satisfied by, and will not exceed, the amount of the remaining escrowed funds. Any remaining escrow funds after payment to Oregon Electric will be released to Enron. Such Bankruptcy Court proceeding will not apply to Enron's indemnification for tax and employee benefits liabilities related to Enron's ownership of Portland General.


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         Enron is obligated to pay Oregon Electric a break-up fee equal to
$31.25 million ("Break-up Fee") if the Purchase Agreement is terminated:

     o by Oregon Electric upon Enron's election to distribute the PGE Common Stock to creditors; and

     o by Oregon Electric upon Enron's willful breach of the purchase agreement.\11

In addition, if Oregon Electric terminates the Purchase Agreement by reason of Enron's willful breach and Enron, within the one-year period following such termination, enters into a purchase agreement for an alternative transaction, then Oregon Electric may seek additional damages from Enron equal to the difference between the purchase price that would have been payable by Oregon Electric and the purchase price payable in such alternative transaction.\12

          Under the Purchase Agreement, Enron also agreed to reimburse Oregon Electric for its reasonable and documented expenses, up to a specified cap that increases over time, if the Purchase Agreement is terminated by Oregon Electric upon a non-willful breach by Enron of the Purchase Agreement.\13 In any circumstances where Oregon Electric's expenses are reimbursed and a break-up fee is subsequently owed to Oregon Electric, the Break-up Fee will be reduced by the amount of such expenses.

          In connection with the execution of the Purchase Agreement, Oregon Electric placed a letter of credit in escrow in the amount of $18,750,000 as a deposit. The full amount of the proceeds of the letter of credit will be payable to Enron if it terminates the Purchase Agreement because of Oregon Electric's breach. In addition, Enron will be entitled to receive a portion of the deposit ($5,000,000 or $10,000,000) depending on the circumstances in certain cases if Oregon Electric is unable to obtain financing for the transaction.

          The transactions contemplated by the Purchase Agreement are subject to customary closing conditions and require the approval of the Bankruptcy Court (already received) and the OPUC, Oregon Energy Facility Siting Council, FERC, Federal Communications Commission ("FCC") and the Nuclear Regulatory Commission ("NRC"), in addition to this Commission.\14 The transaction has been approved by the Enron board of directors and is supported by the

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11 The Break-up Fee also was payable if the Purchase Agreement was terminated by
Enron or Oregon Electric upon Enron's acceptance of a higher or better offer for Portland General. Given that the "overbid" process, described below, did not produce a higher or better offer, this trigger for the payment of the Break-up Fee is no longer operative.

12 Enron also would have been obligated to pay Oregon Electric the Break-up Fee if the Purchase Agreement were terminated in certain circumstances due to the failure to obtain Bankruptcy Court approval for the transaction, and, within three months following a termination of the Purchase Agreement, Enron entered into an agreement for an alternative transaction regarding Portland General with a third party that is economically more favorable to Enron than the transaction contemplated by the Purchase Agreement. Except as noted above, the Break-up Fee would be the maximum amount of Oregon Electric's damages upon a termination of the Purchase Agreement in the foregoing circumstances.

13 The reimbursement obligation would also have applied if the Purchase Agreement were terminated by Oregon Electric or Enron if an order of the Bankruptcy Court approving the transactions contemplated by the Purchase Agreement had not been entered within 140 days after the execution of the Purchase Agreement.

14 Any waiting period (including any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the sale also shall have terminated or expired prior to closing.


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Official Unsecured Creditors' Committee in the Enron bankruptcy proceeding
("Creditors' Committee").

                    b.   Bankruptcy Court Review

          As noted above, on February 5, 2004, the Bankruptcy Court approved the sale of Portland General to Oregon Electric. The approval followed completion of an "overbid" process in which other potential buyers were given the opportunity to submit superior bids. No other bids were received.

          The Bankruptcy Court found in the Sale Order that Enron (the Seller):

               has demonstrated both (i) sufficient and sound business purpose and justification; and (ii) compelling circumstances for the Transaction in accordance with section 363(b) of the Bankruptcy Code prior to the confirmation of a chapter 11 plan in Seller's chapter 11 case. In support of this conclusion, the Court finds the following facts to be true. First, there can be no assurance that Purchaser [Oregon Electric] would be willing to consummate the Transaction if required to wait for approval of the Transaction as part of confirmation of Seller's chapter 11 plan. Second, Seller has acted with care and loyalty when considering whether to sell the Shares pursuant to the Purchase Agreement and does not rely on advice from an advisor who has a material conflict of interest.

                      J. The purchase price in the Purchase Agreement is fair
               and reasonable and provides reasonably equivalent value. In support of this conclusion, the Court finds the following facts to be true. The bidding and auction procedures were fair and designed to maximize the purchase price and were implemented in a fair manner. Following more than two years of extensive marketing of the Shares by Seller, the proposed sale of the Shares was widely publicized, all potential bidders who wanted to participate were allowed to bid, no bidder was unsuccessful in attempting to communicate a higher bid, and competitive bidding for the Shares was not stifled. Moreover, the price was (1) negotiated at arms length between commercially sophisticated entities after extended and vigorous negotiations, (2) not the product of collusion among potential bidders or between Seller and Purchaser, (3) not the product of any other unfair or inequitable conduct, and (4) the highest and best price offered.

                      K. The parties to the Transaction acted in good faith. In
               support of this conclusion, the Court finds the following facts to be true. First, the sale was negotiated at arms-length between two commercially sophisticated entities. Second, there was no fraud associated with any part of this transaction. Third, Purchaser did


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               not collude with Seller or any other bidder. Fourth, Purchaser did not attempt to take unfair advantage of any other bidder. Fifth, neither Seller nor Purchaser attempted to or did exclude a bidder from participating in this auction. Sixth, neither Seller nor Purchaser has contrived an emergency. Seventh, Purchaser will pay reasonably equivalent value for the Shares and was the highest bidder.

                      L. Purchaser acted in good faith as defined in 11 U.S.C.
               ss. 363(m). Nothing in this Order conditions the sale on the outcome of an appeal. Nothing in this Order or the Purchase Agreement waives Purchaser's rights under 11 U.S.C. ss. 363(m).

                      M. The Purchase Agreement does not (1) dictate any future
               chapter 11 plan, (2) impermissibly restructure the rights of creditors, (3) require the creditors to vote for any specified chapter 11 plan, or (4) attempt to circumvent the disclosure requirements of chapter 11.\15

          Enron followed a rigorous process to satisfy the Bankruptcy Court that the sale of the Existing PGE Common Stock was appropriate, fair and equitable to creditors. Enron was required to comply with the Bankruptcy Court's Bidding Procedures Order, which established a process for the consideration of possible alternative better proposals to purchase the shares of Existing PGE Common Stock. In particular, the Bidding Procedures Order provided that Enron was authorized to conduct an auction for the sale of the Existing PGE Common Stock to any bidder that could demonstrate that such bidder had the financial ability to consummate the transaction and the ability to comply with all obligations under its purchase agreement (a "Qualified Bidder"). Under the Bidding Procedures Order, Enron was directed, upon consultation with the Creditors' Committee, to consider only those bids that were presented under a contract substantially identical to the Purchase Agreement, redlined to show modifications to such Purchase Agreement, accompanied by a deposit in an amount at least equal to the greater of $20,250,000 or 1.5% of the bidder's proposed purchase price, and received no later than noon on January 28, 2004.

          The Bidding Procedures Order further provided that any bid must not be subject to due diligence review\16 or any board approval, or subject to any conditions, or the receipt of any consents, that are not otherwise required by the Purchase Agreement. A bid also was required to contain an initial overbid (the "Initial Overbid") in an amount that was at least $50,000,000 in excess of the base purchase price in the Purchase Agreement.

          Bids meeting these and other requirements of the Bidding Procedures Order as to form, were designated Qualifying Competing Bids.17 If there were Qualifying Competing Bids, Enron

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15 Id. at 4-6.

16 Prospective purchasers had the opportunity for due diligence prior to submitting a bid.

17 Enron, in consultation with the Creditors' Committee, had the right under the Bidding Procedures Order to entertain a bid that did not conform to one or more of the requirements of the order and to consider such bid a Qualified Competing Bid, provided that the bid was accompanied by the required deposit, the Initial Overbid met the minimum requirements specified, and the identity of the party submitting the bid was adequately described to all participants in the auction.


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was directed by the Bidding Procedures Order to conduct an auction of the
Existing PGE Common Stock on February 2, 2004. At the auction, Enron was to inform each participant which Qualified Competing Bid reflects, in Enron's view, upon consultation with the Creditors' Committee, the highest or best offer. The participants would then have the opportunity to make subsequent bids in an amount at least $10,000,000 higher than the highest prior bid, or such other lesser amount decided by Enron in consultation with the Creditors' Committee.

          The Bidding Procedures Order granted Oregon Electric the right to include the amount of the Break-up Fee in the amount of any subsequent bid that it made at the auction. If Oregon Electric was the winning bidder by virtue of a subsequent bid in an amount that exceeded the preliminary purchase price, plus the Initial Overbid, Oregon Electric would be entitled to a credit against the purchase price at closing equal to the amount of the Break-up Fee that would not be required to be paid by Enron.

          Enron provided notice of the bidding procedures to all interested persons in accordance with the Bidding Procedures Order. No bids were received (qualifying or otherwise) and, accordingly, the auction was not held. Thereafter, a hearing was held on February 5, 2004 and the process outlined above was detailed for the Bankruptcy Court. Upon conclusion thereof, the Bankruptcy Court determined that Enron had complied with the provisions of the Bidding Procedures Order.

          C.   Analysis of the Portland General Divestiture under the Act

          Enron requests authorization under Section 12(d) of the Act to sell the Existing PGE Common Stock to Oregon Electric. Section 12(d) of the Act provides that it is unlawful for a registered holding company to:

               sell any security which it owns of any public utility company, or any utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder.

Rule 44 under the Act requires that the sale of public utility company securities by a registered holding company must be pursuant to a declaration notifying the Commission of the proposed transaction and which has been permitted to become effective pursuant to Commission order. Applicants explain below why the proposed sale to Oregon Electric satisfies the requirements of
Section 12(d) and Rule 44 under the Act.

          The Commission has found that the statutory test for compliance with
Section 12(d) must be pragmatic. In the matter of Northeast Utilities, the Commission considered the proposal by Northeast Utilities, a registered holding company, to sell the gas utility assets held by certain subsidiaries of Northeast Utilities and stated that Section 12(d) should be applied to afford "the seller some discretion as to procedure so long as the adopted procedure is consistent with a fair


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opportunity for interested purchasers to submit offers and thus secure a free market's appraisal of the property's value."\18 In authorizing the sale, the Commission found that Northeast Utilities took appropriate steps to solicit offers from a broad range of possible purchasers. The Commission further found that Northeast Utilities' efforts were directed toward obtaining the best price for the properties and that the resulting contract was the result of vigorous competition.\19

          In another matter under Section 12(d), the Commission reviewed the proposed sale by Allegany Gas Company ("Allegany"), a registered holding company, of its subsidiary Crystal City Gas Company ("Crystal City").\20 The sale was opposed by a committee of common stock holders of Pennsylvania Gas & Electric Corporation, Allegany's parent, who claimed that the proposed sale price was too low and that there had not been a maintenance of competitive conditions in the negotiations of the sale. The Commission sided with the stockholders and denied the application, but based its determination not on the price offered, but on the failure to subject the offer to competitive conditions:

               It is our concern that the purchase price proposed represents a fair price for the property in the light of conditions existing at the time. In making that determination we are controlled by the requirements of Section 12(d) of the Act and Rule U-44 promulgated pursuant thereto, to which the proposed sale is subject. These provisions require, among things, the maintenance of competitive conditions in the sale of assets by registered companies. If the price represents a free market's appraisal of the property's value, we would not be inclined to interpose our own judgment even though we might consider it somewhat low. But if competitive conditions were not maintained, if potential and interested purchasers were not made aware of the fact that Crystal City was up for sale, or, if advised of that fact, were not given an opportunity to make an informed offer for the property, then we must conclude that the interests of investors have not been adequately protected and we have a duty to reject the declaration on the terms proposed.\21

In more recent cases, the Commission has followed similar reasoning and authorized the sale of utility securities or assets if the price obtained was based on arms-length negotiation and the terms of the sale were fair.\22

          The sale by Enron of the Existing PGE Common Stock to Oregon Electric satisfies Section 12(d) and Rule 44. The process followed by Enron to market Portland General was designed to identify potentially interested purchasers and to solicit bids on a competitive basis.

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18 Northeast Utilities, et al., Holding Co. Act Release No. 19576, 46 S.E.C. 417
(June 16, 1976) at 421.

19 Id., at 429.

20 Pennsylvania Gas & Electric Corp., et al., Holding Co. Act Release No. 10613, 32 S.E.C. 366 (June 12, 1951).

21 Id., at 371.

22 See e.g., Progress Energy Inc., et al., Holding Co. Act Release No. 27718 (September 2, 2003) and Public Service Company of Oklahoma, Holding Co. Act Release No. 26042 (April 29, 1994).


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The process was supervised by both the Bankruptcy Court and the Creditors'
Committee. The terms of the Bidding Procedures Order, described above, clearly gave any interested and qualified competing bidders the opportunity to better the price and other terms of the Oregon Electric proposal. Since no other qualified bidders came forward, the Commission should find that the Oregon Electric proposal was negotiated on a competitive basis, at arms'-length, and that it represents the best possible value for creditors. This view is supported by the findings of the Bankruptcy Court in the Sale Order, which held that the parties to the Purchase Agreement acted in good faith, the bidding and auction procedures were fair and designed to maximize the purchase price and were implemented in a fair manner, and that the purchase price in the Purchase Agreement is fair and reasonable and provides reasonably equivalent value.

          The sale to Oregon Electric also is consistent with the protection of consumer interests and the general public interest. Enron would not sell the Existing PGE Common Stock until all necessary regulatory authorizations had been obtained. In particular, a sale would occur only after, in addition to the approval of this Commission, the authorization of the OPUC and the FERC has been obtained.23 This restriction assures that consumer interests are adequately protected. In addition, it is in the general public interest that the Chapter 11 Cases are completed without undue delay. The prompt divestiture of Portland General is an important step in the resolution of the Chapter 11 Cases and is necessary to satisfy creditor claims. Accordingly, the divestiture of Portland General is in the public interest. Finally, there are no reasons why the sale of the Existing PGE Common Stock to Oregon Electric by Enron should not be permitted. For all these reasons, the proposed transaction satisfies the standards of Section 12(d) and Rule 44 and should be authorized.

          D.   Registered Status of Enron

          Enron, as one of the Reorganized Debtors, will continue to be a registered holding company under the Act until the sale of Portland General to Oregon Electric is complete or at such earlier date as ordered by the Commission. This Application seeks an order of the Commission providing that, once the sale of Portland General to Oregon Electric is complete, Enron would cease to be a registered holding company and would be deregistered under Section 5(d) of the Act.

          Section 5(d) provides that the Commission may declare by order, when it finds that a registered holding company has ceased to be a holding company, that the registration of such company has ceased to be of effect. Enron will cease to be a holding company when all of the Existing PGE Common Stock is sold to Oregon Electric. Enron holds no other public utility subsidiary companies, and when Oregon Electric purchases Enron's voting common stock interest in Portland General, that interest will have been completely divested.

          Currently, Enron does not own securities of Oregon Electric or its affiliates, and will continue not to do so after the sale of Portland General. Further, Enron currently has no controlling influence over Oregon Electric and, after the sale, would similarly have no controlling

-----------------------
23 Under Section 10(f) of the Act, the Commission may not approve an acquisition unless it is satisfied that the transaction complies with applicable state laws. There is no similar provision under the Act that is applicable to the sale or divestiture of utility securities and, accordingly, the Commission may issue its order authorizing the divestiture before confirming that all other regulatory agencies have authorized the transaction.

influence. Accordingly, the Commission should find that, upon the sale by Enron of the Existing PGE Common Stock to Oregon Electric, Enron shall immediately cease to be a holding company under the Act.

Item 2.   Fees, Commissions and Expenses

          The fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application are expected to be approximately $100,000.

Item 3.   Applicable statutory provisions and legal analysis

          Sections 5(d) and 12(d) of the Act and Rules 44 and 54 are considered applicable to the proposed transactions.

          A.   Rule 54 Analysis

          Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if paragraphs (a), (b) and (c) of Rule 53 under the Act are satisfied.

          In connection with an application filed by Enron in SEC File No. 70-10200, the Commission reviewed Enron's compliance with Rule 53 and granted Enron authorization to issue securities for the purpose of financing FUCOs (or to amend the terms of existing financings) and to acquire FUCO securities in connection with financings, settlements and reorganizations. The order provides that authorization to restructure or refinance existing FUCO investments would not be limited, but that authorization to finance new FUCO investments would be limited to $100 million. See Enron Corp., Holding Co. Act Release No. 27809 (March 9, 2004) (the "March 9 Order").

          The March 9 Order noted Enron's assertion that:

               the proposed FUCO financing will not have a substantial adverse impact on the financial integrity of the Enron group and that the purpose of the proposed financings is not to invest significant additional sums in FUCOs, but to support existing FUCO projects to maximize their value for the Debtor's estate and to restructure existing financing arrangements as necessary to tailor each financing to the financial condition of the underlying assets. Applicants state that unsound financing that cannot be supported by the cash flow of underlying assets will be novated or restructured as appropriate and consistent with maximizing the value of the estate. Applicants state that the proposed financing is expected to have a positive impact on the financial condition of the


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


               Enron group. Applicants state that the proposed FUCO investment will not have an impact on Portland General.\24

          The March 9 Order indicates that the Commission fully evaluated Enron's compliance with Rule 53 and determined that Enron's existing FUCO interests and certain additional investments in FUCOs were consistent with the standards of the Act. Since the issuance of the March 9 Order, Enron has continued to simplify its corporate structure, and to sell and liquidate its businesses. Enron's investments in EWGs and FUCOs since March 9, 2004 have amounted to approximately $15.6 million, including assumed debt.\25 None of the $100 million authorization to finance new FUCO investments has been used by Enron since the March 9 Order.

          Enron's proposed divestiture of Portland General under Section 12(d) of the Act is not an EWG or FUCO investment and this transaction would not affect Enron's investments in EWGs or FUCOs or the capitalization or earnings of such companies. Accordingly, the capitalization or earnings of any EWG or FUCO subsidiary of Enron on the Enron registered holding company system has no effect on the proposed transaction. Based on the Commission's March 9 Order and the circumstances of the proposed transaction, Rule 54 is satisfied.

Item 4.   Regulatory approvals

          The OPUC, the Energy Facility Siting Council of the State of Oregon, the FERC, the NRC, the FTC and the FCC have jurisdiction over the sale of Existing PGE Common Stock to Oregon Electric. The FCC issued a consent notice regarding the proposed divestiture of Portland General on October 13, 2004. On October 27, 2004, Enron received notification from the FTC of early termination of the waiting period, effective immediately, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. No other state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein. The Bankruptcy Court has jurisdiction over the Plan and the transactions contemplated therein.

Item 5.   Procedure

          Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Application. The Division of Investment Management may assist in the preparation of the Commission's decision if the Division is not opposed to the relief requested herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective, except as to the deregistration, which shall take effect only after the occurrence of the events described herein.

Item 6.   Exhibits and Financial Statements

Exhibits:

Exhibit B-1    Term sheet containing transaction details for the sale of the common stock of

-----------------------
24 March 9 Order at 24-25.

25 Enron acquired additional shares in its EWG subsidiary Trayka Elektrik
   Uretim ve Ticaret A.S., increasing Prisma Energy's stake in this company from 50% to 59%.

               Portland General to Oregon Electric, incorporated by reference to
               Exhibit B-1 of application of Enron Corp. et al. in SEC File No.
               70-10200 (previously filed).
Exhibit B-2    Stock Purchase Agreement Between Oregon Electric Utility Company,
               LLC and Enron Corp. dated November 18, 2003, incorporated by reference to Exhibit B-2 of the application of Enron Corp. et al.
               in SEC File No. 70-10200 (previously filed).
Exhibit F-1    Opinion of counsel.
Exhibit F-2    Past tense opinion of counsel (to be filed by amendment).
Exhibit G      Form of Notice (previously filed).
Exhibit H      Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
               Chapter 11 of the United States Bankruptcy Code dated January 9,
               2004, incorporated by reference to Exhibit 2.1 of the Enron Corp.
               Current Report on Form 8-K dated January 9, 2004 (filed January
               12, 2004, SEC File No. 001-13159) (previously filed).
Exhibit I      Disclosure Statement for Fifth Amended Joint Plan of Affiliated
               Debtors Pursuant to Chapter 11 of the United States Bankruptcy
               Code dated January 9, 2004, incorporated by reference to Exhibit
               2.2 of the Enron Corp. Current Report on Form 8-K dated January
               9, 2004 (filed January 12, 2004, SEC File No. 001-13159)
               (previously filed).
Exhibit J      Plan Supplement to the Fifth Amended Joint Plan of Affiliated
               Debtors Pursuant to Chapter 11 of the United States Bankruptcy
               Code dated March 9, 2004, incorporated by reference to Exhibit
               2.1 of the Enron Corp. Current Report on Form 8-K dated March 9,
               2004 (filed March 16, 2004, SEC File No. 001-13159) (previously filed).
Exhibit K      Application before the Federal Energy Regulatory Commission for
               Approval of a Transfer of Control Over Jurisdictional Facilities
               and Request for Waiver of Regulations, Docket No. EC04-90 (April
               6, 2004) (including application amendment filed on December 7,
               2004).
Exhibit L      Application of Oregon Electric Utility Company, LLC et al. before the Public Utility Commission of Oregon to acquire Portland
               General Electric Company, Docket No. UM 1121 (March 8, 2004)
               (including application amendment filed July 13, 2004).
Exhibit M      Application before the U.S. Nuclear Regulatory Commission for
               Consent to Indirect Transfer of Facility Licenses, VPN-020-2004
               (June 14, 2004) (including supplemental letter dated September
               29, 2004).
Exhibit N      Petition of Portland General Electric Company for a Declaratory
               Ruling of the Energy Facility Siting Council of the State of
               Oregon (July 29, 2004).
Exhibit O      Application before the Federal Communications Commission for
               Assignments of Authorization and Transfers of Control, File No.
               0001835048 (Aug. 26, 2004).
Exhibit P      Notification and Report Form For Certain Mergers and Acquisitions
               (filed with the Federal Trade Commission, October 15, 2004).
Exhibit Q      Order of the Federal Energy Regulatory Commission on the
               Application for Approval of a Transfer of Control Over
               Jurisdictional Facilities and Request for Waiver of Regulations,
               Docket No. EC04-90 (to be filed by amendment).
Exhibit R      Order of the Public Utility Commission of Oregon on the
               Application of Oregon Electric Utility Company, LLC et al. to acquire Portland General Electric

               Company (to be filed by amendment).

Exhibit S      Order of the Nuclear Regulatory Commission on the Application for
               Consent to Indirect Transfer of Facility Licenses, VPN-020-2004
               (to be filed by amendment).
Exhibit T      Order of the Energy Facility Siting Council of Oregon on the
               Petition of Portland General Electric Company for a Declaratory
               Ruling (to be filed by amendment).
Exhibit U      Consent Notice of the Federal Communications Commission to
               Application for Assignments of Authorization and Transfers of Control (Oct. 13, 2004).
Exhibit V      Early Termination Notice Issued by the Federal Trade Commission
               (Oct. 27, 2004).


Item 7.   Information as to Environmental Effects

          None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of Enron or its subsidiaries or affiliates that will have an impact on the environment. Enron is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned officer thereunto duly authorized.

Date: December 14, 2004

                                    ENRON CORP.
                                    By:   /s/ Stephen F. Cooper
                                          ---------------------
                                    Name:  Stephen F. Cooper
                                    Title:  Interim President, Interim Chief
                                    Executive Officer and Chief Restructuring
                                    Officer

                                  EXHIBIT INDEX

Exhibit F-1    Opinion of counsel.
Exhibit K      Application before the Federal Energy Regulatory Commission for
               Approval of a Transfer of Control Over Jurisdictional Facilities
               and Request for Waiver of Regulations, Docket No. EC04-90 (April
               6, 2004) (including application amendment filed on December 7,
               2004).
Exhibit L      Application of Oregon Electric Utility Company, LLC et al. before the Public Utility Commission of Oregon to acquire Portland
               General Electric Company, Docket No. UM 1121 (March 8, 2004)
               (including application amendment filed July 13, 2004).
Exhibit M      Application before the U.S. Nuclear Regulatory Commission for
               Consent to Indirect Transfer of Facility Licenses, VPN-020-2004
               (June 14, 2004) (including supplemental letter dated September
               29, 2004).
Exhibit N      Petition of Portland General Electric Company for a Declaratory
               Ruling of the Energy Facility Siting Council of the State of
               Oregon (July 29, 2004).
Exhibit O      Application before the Federal Communications Commission for
               Assignments of Authorization and Transfers of Control, File No.
               0001835048 (Aug. 26, 2004).
Exhibit P      Notification and Report Form For Certain Mergers and Acquisitions
               (filed with the Federal Trade Commission, October 15, 2004).
Exhibit U      Consent Notice of the Federal Communications Commission to
               Application for Assignments of Authorization and Transfers of Control (Oct. 13, 2004).
Exhibit V      Early Termination Notice Issued by the Federal Trade Commission
               (Oct. 27, 2004).



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